BB 2/25
8-26090
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06003290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street
(No. and Street)

Providence	R.I.	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Balasco — 401-272-4700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name*)

40 Westminster Street	Providence	R.I.	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

CH 3/8/06

OATH OR AFFIRMATION

I, **Michael L. Balasco, Principal & President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meridien Financial Group, Inc.**, as of **December 31, 2005,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M L B Principal Pres.

Signature

Principal + President

Title

Susan Cascone
Notary Public Comm Expires June 19, 2009

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS		2005		2004
Cash and cash equivalents	$	332,710	$	126,269
Commissions receivable		144,496		61,454
Prepaid expenses		485		485
Furniture and office equipment, at cost, less accumulated depreciation 2005 $34,019; 2004 $64,583		20,083		17,036
	$	497,774	$	205,244

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts payable and accrued expenses	$	24,273	$	41,015
Accrued M Securities fees		28,585		14,915
Commissions payable		321,434		67,562
Income taxes payable		14,331		5,517
		388,623		129,009
STOCKHOLDERS' EQUITY				
Common stock, no par value; authorized 400 shares; issued 374 shares		20,125		20,125
Additional paid-in capital		41,378		41,378
Retained earnings		47,648		14,732
		109,151		76,235
	$	497,774	$	205,244

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES	$ 1,314,968	$ 1,147,672
EXPENSES		
Compensation costs	909,487	758,972
Secretarial services:		
Affiliate	148,500	183,938
Other	58,043	36,142
Office supplies and expense	38,030	27,237
Depreciation	3,655	8,460
Rent expense	10,800	10,800
Postage and printing	4,083	4,431
Telephone	8,604	7,513
Maintenance	286	700
Travel and entertainment	18,632	19,354
Professional fees	19,834	14,770
Dues, subscriptions and licenses	10,811	6,746
Insurance	13,465	17,983
Management fees	12,000	12,000
M Securities fees	13,669	9,565
Continuing education	2,410	2,735
Utilities	1,200	1,200
Advertising	-	125
Charitable contributions	-	100
	1,273,509	1,122,771
Operating income	41,459	24,901
OTHER INCOME		
Interest income	1,075	1,001
	1,075	1,001
Income before income taxes	42,534	25,902
INCOME TAXES	9,618	5,867
Net income	$ 32,916	$ 20,035

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balances at January 1, 2004	$ 20,125	$ 41,378	$ (5,303)
Net income	-	-	20,035
Balances at December 31, 2004	$ 20,125	$ 41,378	$ 14,732
Balances at January 1, 2005	$ 20,125	$ 41,378	$ 14,732
Net income	-	-	32,916
Balances at December 31, 2005	$ 20,125	$ 41,378	$ 47,648

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 32,916	$ 20,035
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,655	8,460
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	(83,042)	17,716
Refundable income taxes	-	350
Increase (decrease) in:		
Accounts payable and accrued expenses	(16,742)	1,883
Accrued M Securities fees	13,670	9,565
Commissions payable	253,872	(44,668)
Income taxes payable	8,814	5,067
Net cash provided by operating activities	213,143	18,408
CASH FLOWS FROM INVESTING ACTIVITY		
Purchase of property and equipment	(6,702)	(17,790)
Net cash used in investing activity	(6,702)	(17,790)
Net increase in cash and cash equivalents	206,441	618
CASH AND CASH EQUIVALENTS		
Beginning	126,269	125,651
Ending	$ 332,710	$ 126,269

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the National Association of Securities Dealers and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) – Limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of a money market fund.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Income taxes: Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2005 and 2004 consisted of the following:

	2005	2004
Rent and utilities	$ 12,000	$ 12,000
Secretarial services	148,500	183,938
	$ 160,500	$ 195,938

In addition, the Company paid commissions and management fees of $627,989 and $519,377 to the stockholders of the Company during 2005 and 2004, respectively.

Note 4. INCOME TAXES

The components of the income tax provision for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Current		
Federal	$ 5,805	$ 3,487
State	3,813	2,380
	$ 9,618	$ 5,867

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $75,364 which was in excess of its required net capital of $25,908. At December 31, 2004, the Company had net capital of $48,709 which was in excess of its required net capital of $8,601. At December 31, 2005 and 2004, the Company's ratio of aggregate indebtedness to net capital was 5.16 to 1 and 2.65 to 1, respectively.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

PAUL D. FRECHETTE
EDWARD F. MCCRORY
DAVID P. MICHAEL
JEAN SAYLOR
GEORGE F. WARNER
MICHAEL S. RESNICK
JOSEPH H. CONLEY

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Meridien Financial Group, Inc. as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 27, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I-IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 27, 2006

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

		2005		2004
AGGREGATE INDEBTEDNESS				
Accounts payable and accrued expenses	$	24,273	$	41,015
Accrued M Securities fees		28,585		14,915
Commissions payable		321,434		67,562
Income taxes payable		14,331		5,517
Total aggregate indebtedness	$	388,623	$	129,009
Minimum required net capital	$	25,908	$	8,601
NET CAPITAL				
Stockholders' equity	$	109,151	$	76,235
Deductions:				
Furniture and office equipment, net		20,083		17,036
Prepaid expenses		485		485
Nonallowable receivables, 12b-1 fees		13,219		10,005
Net capital		75,364		48,709
Minimum required net capital		25,908		8,601
Capital in excess of minimum requirement	$	49,456	$	40,108
Ratio of aggregate indebtedness to net capital		5.16 to 1		2.65 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)				
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$	388,973	$	108,577
Liabilities erroneously not included in aggregate indebtedness				
Accrued M Securities fees		-		14,915
Income taxes payable		-		5,517
Financial statement reclassification		350		-
Total aggregate indebtedness	$	388,623	$	129,009

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and /or variable annuities only).

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2005 and 2004

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A